Filed by GeoEye, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.

Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of the Agreement and Plan of Merger, dated as of July 22, 2012 (the “Merger Agreement”), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye, Inc. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by GeoEye, Inc. on July 23, 2012, and is incorporated by reference into this filing.

Bill Schuster’s Town Hall

August 17th, 2012

GeoEye Proprietary. © 2012 GeoEye, Inc. All Rights Reserved

Welcome!

› We announced a good 2nd quarter at last week’s Investor Call

Thank You!

› Big Topic – The planned combination with DigitalGlobe

› Please remain focused on out short term objectives and

things we committed to accomplish in 2012

› Continue to focus on the execution of our business

› Follow our success with more success

› If combination does not go through we need to be prepared

to move forward

Combination Committee

› We know this is a challenging process while dealing with the uncertainty of our future.

› We must continue to aggressively compete with DigitalGlobe and independently of them

› If you have ongoing business, continue as usual. If you were not involved with them yesterday, then you don’t need to be today

› Please contact the Legal Department if you have any questions

› Combination planning is in the early stages, but is underway

Value of combination

1. The U.S. Government will benefit from an optimized constellation and ground infrastructure

2. Combined company will be better equipped to succeed in today’s budget-constrained environment and better positioned internationally

3. Combined company will be better positioned for even greater growth

› Information is posted on the SharePoint homepage.

Combination Team

› Will Warren, Executive Vice President & General Counsel

› Keith Haas, Vice President Finance

› Team will include people from each of the organizational elements

› Team is following a set of guiding principles under the guidance of experienced independent consultants

› They will say more later about the process

GeoEye

Elevating Insight

Combination Planning

Keith Haas & Will Warren August 17, 2012

GeoEye Proprietary. © 2012 GeoEye, Inc. All Rights Reserved

Combination Processes & Milestones

Transaction

Joint SEC Filing Proxy Statements Shareholder Voting

Regulatory Approval

Antitrust Submission Multi Agency Review Respond to Queries, Approval

Combination Planning

Head start Combinations teams Combination decisions

We hope to close this deal by the end of 2011, or the beginning of 2012

GeoEye Proprietary. 2012 GeoEye, Inc. All Rights Reserved

GeoEye

Elevating Insight

Steering Committee (CSC)

Combination Program Office (CPO)

Combination teams

Focused teams will help drive the combination effort, with each group responsible for distinct parts of effort

GeoEye

Elevating Insight

Steering

Committee

Leads the combination process Articulates goals and principles, makes key decisions Approves process, team charters and targets Signs off on progress against plans and targets

(7) DigitalGlobe Executives

GeoEye

Elevating Insight

Combination Program Office (CPO)

Led by:

Scott Hicar

GeoEye Specialist Support:

Keith Haas Angela Galyean Dan Connors Steve Wallach Nancy Coleman Christan Westhead

Owns execution of the effort and achievement of synergies Provides guidance and support to teams Tracks combination timelines and progress Provides specialist support to combination teams Ensures alignment and consistency in recommendations of other teams

GeoEye Proprietary. © 2012 GeoEye, Inc. All Rights Reserved

GeoEye

Elevating Insight

Combination teams

Carries out combination planning and implementation Develops bottom up targets Develops options and determines preferred route

Kick off meeting in Longmont next week Names will be announced shortly

GeoEye Proprietary. © 2012 GeoEye, Inc. All Rights Reserved

GeoEye

Elevating Insight

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

GeoEye Forward-Looking Statement

This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of GeoEye and DigitalGlobe pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by GeoEye and DigitalGlobe stockholders may not be obtained; (2) there may be a material adverse change of DigitalGlobe or the business of DigitalGlobe may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of GeoEye and DigitalGlobe operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies’ control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in GeoEye’s and DigitalGlobe’s reports filed with the Securities and Exchange Commission (“SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, which are available on the SEC’s Web site (www.sec.gov). There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither GeoEye nor DigitalGlobe undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, GeoEye plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of GeoEye and DigitalGlobe that also constitutes a prospectus of each of GeoEye and DigitalGlobe. GeoEye and DigitalGlobe will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about GeoEye and DigitalGlobe, free of charge, from the SEC’s Web site (www.sec.gov). Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s Web site (www.digitalglobe.com) under the tab “Investors” and then under the heading “SEC Filings,” or by directing a request to GeoEye, 2325 Dulles Corner Blvd., Herndon, VA 20171, Attention: Corporate Secretary. Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s Web site (www. digitalglobe.com) under the tab “About Us – Investor Relations” and then under the heading “SEC Filings,” or by directing a request to DigitalGlobe, 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary.

The respective directors, executive officers and employees of GeoEye and DigitalGlobe and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012, and information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and these documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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